SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES

13d-1 (b), (c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2 (b)

(Amendment No.     )*

The9 Limited

(Name of Issuer)

Ordinary Shares

(Title of Class of Securities)

88337K104 (CUSIP Number)

Initial Public Offering - December 15, 2004

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP NO. 88337K104	Schedule 13 G

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Jun Zhu
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

  5    SOLE VOTING POWER

6,597,333 ordinary shares. Incsight Limited may also be deemed to have sole voting power with respect to the above shares.

  6    SHARED VOTING POWER

13,194,666 ordinary shares. Incsight Limited may be deemed to have shared voting power with Bosma Limited with respect to the above shares.

  7    SOLE DISPOSITIVE POWER

6,597,333 ordinary shares. Incsight Limited may also be deemed to have sole dispositive power with respect to the above shares.

  8    SHARED DISPOSITIVE POWER

                See item 7.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,597,333 ordinary shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 27.28%
12	TYPE OF REPORTING PERSON* IN

CUSIP NO. 88337K104	Schedule 13 G

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Incsight Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

  5    SOLE VOTING POWER

6,597,333 ordinary shares. Jun Zhu may also be deemed to have sole voting power with respect to the above shares.

  6    SHARED VOTING POWER

13,194,666 ordinary shares. Incsight Limited may be deemed to have shared voting power with Bosma Limited with respect to the above shares.

  7    SOLE DISPOSITIVE POWER

6,597,333 ordinary shares. Jun Zhu may also be deemed to have sole dispositive power with respect to the above shares.

  8    SHARED DISPOSITIVE POWER

                See item 7.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,597,333 ordinary shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 27.28%
12	TYPE OF REPORTING PERSON* CO

CUSIP NO. 126946102	13 G	Page 4 of 9 Pages

ITEM 1	(a).	NAME OF ISSUER:

The9 Limited

ITEM 1	(b).	ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES:

30/F CITIC Square No. 1168 Nanjing Road (West) Shanghai 200041, People’s Republic of China

ITEM 2	(a).	NAME OF PERSON FILING:

Jun Zhu Incsight Limited

ITEM 2	(b).	ADDRESS OF PRINCIPAL BUSINESS OFFICE, OR, IF NONE, RESIDENCE:

Jun Zhu

30/F CITIC Square

No. 1168 Nanjing Road (West)

Shanghai 200041, People’s Republic of China

Incsight Limited

c/o Jun Zhu

30/F CITIC Square

No. 1168 Nanjing Road (West)

Shanghai 200041, People’s Republic of China

ITEM 2	(c)	CITIZENSHIP:

Jun Zhu – PRC Incsight Limited – British Virgin Islands

ITEM 2	(d).	TITLE OF CLASS OF SECURITIES:

Ordinary Shares

ITEM 2	(e).	CUSIP NUMBER:

88337K104

ITEM 3.		Not Applicable

ITEM 4.	OWNERSHIP:

The following information with respect to the ownership of the Ordinary Shares of the issuer by the Reporting Person is provided as of February 14, 2005:

Reporting Person	Amount beneficially owned:	Percent of class:	Sole power to vote or direct the vote:	Shared power to vote or to direct the vote:	Sole power to dispose or to direct the disposition of:	Shared power to dispose or to direct the disposition of:
Jun Zhu	6,597,333	27.28%	6,597,333	13,194,666	6,597,333	0
Incsight Limited	6,597,333	27.28%	6,597,333	13,194,666	6,597,333	0

Incsight Limited, a British Virgin Islands company, is the record owner of 6,597,333 ordinary shares of The9 Limited. Jun Zhu is the sole owner and director of Incsight Limited. Pursuant to Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the rules promulgated thereunder, Jun Zhu may be deemed to beneficially own all of the shares held by Incsight Limited.

See Item 8 below regarding Incsight Limited’s membership in a group comprised of itself and Bosma Limited.

ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

Not applicable

ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:

Not applicable

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY:

Not applicable

ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

Incsight Limited and Bosma Limited are parties to a Voting Agreement, dated November 26, 2004 (the “Voting Agreement”) with respect to the election of The9 Limited’s board of directors. Pursuant to the rules promulgated under the Exchange Act, parties to the Voting Agreement may be considered members of a “group” and therefore deemed to be beneficial owners of the shares held by each other party to the Voting Agreement. This Schedule 13G acknowledges the existence of the Voting Agreement and the potential attribution of the shares held by Bosma Limited to Incsight Limited; however, Incsight Limited expressly disclaims the beneficial ownership of the shares held by Bosma Limited, and Bosma Limited is not participating in the filing of this Schedule 13G. The number of shares beneficially owned by each reporting person with shared voting power reflected above is based upon the number of shares reported as owned by Bosma Limited following The9 Limited’s initial public offering as described in The9 Limited’s Form 424B4 filed on December 15, 2004.

ITEM 9.	NOTICE OF DISSOLUTION OF GROUP:

Not applicable

ITEM 10.	CERTIFICATION:

Not applicable

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2005

Jun Zhu	/s/ Jun Zhu
Jun Zhu

Incsight Limited	By:	/s/ Jun Zhu
	Name:	Jun Zhu
	Title:	Director

LIST OF EXHIBITS

Exhibit No.	Description
A	Joint Filing Agreement

EXHIBIT A: Joint Filing Agreement

In accordance with Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing with all other Reporting Persons (as such term is defined in the Schedule 13G referred to below) on behalf of each of them of a statement on Schedule 13G (including amendments thereto) with respect to the Ordinary Shares, par value $0.01 per share, of The9 Limited, a Cayman Islands company, and that this Agreement may be included as an Exhibit to such joint filing. This Agreement may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument.

[Remainder of this page has been left intentionally blank.]

Signature Page

IN WITNESS WHEREOF, the undersigned hereby execute this Agreement as of the 14th day of February, 2005.

Jun Zhu	/s/ Jun Zhu
Jun Zhu

Incsight Limited	By:	/s/ Jun Zhu
	Name:	Jun Zhu
	Title:	Director